Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

4 Guys Beverage Company
2013 Maple Street
Wenatchee, WA 98801
https://orangetoucan.com

Up to $1,234,999.35 in Common Stock at $0.13
Minimum Target Amount: $123,999.98

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: 4 Guys Beverage Company
Address: 2013 Maple Street, Wenatchee, WA 98801
State of Incorporation: WA
Date Incorporated: April 09, 2020

Terms:

Equity

Offering Minimum: $123,999.98 | 953,846 shares of Common Stock
Offering Maximum: $1,234,999.35 | 9,499,995 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.13
Minimum Investment Amount (per investor): $249.73

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based Perks

Early Bird Bronze - Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Bird Silver - Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Bird Gold - Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Early Bird Double Gold - Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Early Bird Platinum - Invest $25,000+ within the first two weeks and receive 25% bonus shares.

Mid-Campaign Perks

Mid-campaign Perk 1 — Invest $1000 between days 35-40 and receive 10% bonus shares.

Mid-campaign Perk 2 — Invest $1000 between days 60-65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1: Invest $250 and receive a Limited Edition Founder's Hat and Owner's Certificate.

Tier 2: Invest $500 and receive a Limited Edition Founder's Hat, Owner's Certificate and 10% off code for all online orders from Orange Toucan website for a year!

Tier 3: Invest $1,000 and receive a Limited Edition Founder's Hat, Owner's Certificate and 15% off code for all online orders from Orange Toucan website for a year!

Tier 4: Invest $2,000 and receive a Limited Edition Founder's Hat, Owner's Certificate and 15% off code for all online orders from Orange Toucan website for a year!

Tier 5: Invest $10,000 and receive a Limited Edition Founder's Hat, Owner's Certificate and 25% off code for all online orders from Orange Toucan website for a year!

Tier 6: Invest $30,000 and receive a Limited Edition Founder's Hat, Owner's Certificate, 30% off code for all online orders from Orange Toucan website for life and Tandem Jump with Special Ops Navy SEAL.

Tier 7: Invest $60,000 and receive a Limited Edition Founder's Hat, Owner's Certificate, 30% off code for all online orders from Orange Toucan website for life, Dinner with Founders and Tandem Jump with Special Ops Navy SEAL.

<u>The 10% StartEngine Venture Club Bonus</u>

4 Guys Beverage Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $13.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Orange Toucan was founded to introduce a plant based beverage with the main ingredient Moringa (Just Google It) which the founders believed would benefit the health of the US consumer. Moringa's benefits have been established with lots of research and over 1,000 years of consumption in Africa and Asia. The four co-founders are veterans of the consumer products industry with success in both direct to customer as well as brick and mortar retail. Rob Snel, the original developer of Orange Toucan, passed away. Since his passing the team has been developing and testing Orange Toucan in a small market test of brick and mortar in the Northeast as well as direct marketing using a very minimal budget. None of the founders to this point has taken a salary.

Competitors and Industry

MARKET

Orange Toucan operates in the shelf-stable functional beverage market.

COMPETITORS

There are no functional beverages that we are aware of that provide the combination of ginger, turmeric and moringa with the possibility of improving someone's a1c and daily insulin requirements. Most of the competitors would be those that want the same shelf space. This would include brands that provide protein, probiotics, antioxidants, vitamins, etc. With our initial focus being on direct-to-consumer, this will assist the brand in building awareness before hitting competitive shelf sets.

Current Stage and Roadmap

CURRENT STAGE

Orange Toucan has been in the incubation stage. We have been selling in isolated markets in an effort to get feedback to make product adjustments before a larger sale launch. During this time we tested a limited B2C marketing strategy to identify what resonates so once we had money we could accelerate faster.

FUTURE ROADMAP

Initial focus will be on the direct to consumer market to keep fixed costs down and create brand awareness throughout the US. This will allow us to preserve cash and get the brand on solid footing. In addition, we'll focus on health and wellness retail outlets as well as the natural channel where early adopters exist. Once this stage is solidified, we will raise the additional money needed to start on larger regional rollouts in mainstream retail.

The Team

Officers and Directors

Name: Roland Eugene Wheeler, Jr.

Roland Eugene Wheeler, Jr.'s current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer, Chief Marketing Officer, and Chairman of the Board
  Dates of Service: April, 2020 - Present
  Responsibilities: Roland is the CFO, CMO, and Chairman of the Board with Orange Toucan. He is also the one whose story about consuming OT will matter to people, especially those who are diabetic and pre-diabetic. Roland currently does not receive salary and holds 13% equity in the company.

Other business experience in the past three years:

- Employer: Life's Thoughts, Inc.
  Title: CEO and Founder
  Dates of Service: September, 2021 - Present
  Responsibilities: I am the inventor of the entire vision and concept for two apps.

Other business experience in the past three years:

- Employer: Wheeler Consulting, LLC
  Title: Sole Proprietor
  Dates of Service: April, 2020 - Present
  Responsibilities: Roland did small consulting projects

Name: Ronald Richard Fournier

Ronald Richard Fournier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director, Sales/Distribution
  Dates of Service: April, 2020 - Present
  Responsibilities: Ronald is responsible for the securing of multiple forms of distribution and sales. Ronald currently does not receive salary and does not hold equity in the company.

Name: Kevin Klock

Kevin Klock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Founder, Director
  Dates of Service: April, 2020 - Present
  Responsibilities: Kevin is Founder, Board Member and CEO. I will work with all the different aspects of the business to stay on the strategic vision. Kevin does not currently receive salary compensation for this role.

Other business experience in the past three years:

- Employer: QCK, LLC dba HOIST
  Title: CEO
  Dates of Service: January, 2022 - June, 2024
  Responsibilities: I oversaw all aspects of the business and created the strategic vision.

Other business experience in the past three years:

- Employer: K2 Business Solutions
  Title: President and CEO
  Dates of Service: March, 2017 - December, 2021
  Responsibilities: I was a consultant to the beverage industry. Most of my work was with CEO's on evaluating the current state of their business and working on a strategic direction.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our beverages. Delays or cost overruns in the development of our beverages and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our beverages are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevin Klock	5,000,000	Common Stock	14.0%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 9,499,995 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 35,714,285 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 5,000,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $2,000.00
  Number of Securities Sold: 20,000,000
  Use of proceeds: Startup costs
  Date: June 12, 2020
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $1,071.00
  Number of Securities Sold: 10,714,285
  Use of proceeds: Start up costs
  Date: May 22, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Inventory
  Date: June 02, 2022
  Offering exemption relied upon: Accredited Investor Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $47,361 compared to $90,893 in fiscal year 2023.

Increase was due to expanding market testing to the Direct to Consumer space.

Cost of Sales

Cost of Sales for fiscal year 2022 was $31,711 compared to$ 35,850 in fiscal year 2023.

The majority of increase was the costs involved to enter the Direct to Consumer while we decreased international shipping rates from a much higher rate in 2022.

Gross Margins

Gross margins for fiscal year 2022 were 33% compared to 61% in 2023.

Expenses

Expenses for fiscal year 2022 were $48,794 compared to $110,448 in fiscal year 2023.

Expenses increase due to testing the Direct to the Consumer market space. We believe this segment will play a vital role in both introducing and expanding the brand Orange Toucan while generating revenue and increasing our conversion rates into the future.

Historical results and cash flows:

The Company is currently revenue generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are expecting greater conversion rates from our ad content and more favorable freight costs as we expand to regional distribution models. Past cash was primarily generated through loans and sales with very good profit margins. We started with only a distributor/sales model and cash was generated by selling to distributors who in turn sold to various grocery store groups/chains at very good margins. Our goal is to generate capital from Reg CF and to grow a very target retail model and to become better at conversions within our Direct to Consumer model. We will be much better focused on which retail customers use specific groups of retail stores rather than just "any grocery store chain and we will be much better at executing our Direct to Consumer model. We also know that our unique taste will be much better tasting to the palate of our customers. We have completed taste formulation testing and know our product is going to improve significantly as far as initial responses to "taste". Especially because our original taste was so dominated by Ginger, Tumeric and Moringa.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August, 2024, the Company has capital resources available in the form of a line of credit for $150,000 from Kevin Klock, CEO to use throughout the pre-launch and launch periods. $10,000.00 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support planned growth for the company. The product margin is solid enough that it will reduce cash burn as it starts to grow and should start to cover fixed expenses. Much of what's needed is for working capital. Unlike many companies who spend dollars trying to figure out their reason to be, we already have a ready audience.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company would not be able to operate as it's now at an inflection point where working capital is needed for growth. We would have to pursue private capital markets to remain liquid.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal of $1.235 million, we anticipate the Company will be able to operate for 24 months. This is based on a projected monthly burn rate of $40,000 for expenses related to building up inventory since product is imported from Thailand and has longer lead times, Sales, Marketing and G&A. Fundraising would begin in 18 months for the additional working capital needed to build inventories to support growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, there are no confirmed additional sources of capital available in the future. The goal of this current round of Reg CF funding is to give Orange Toucan enough working capital to get through the next 2 years building up Direct to Customer and the beginning of brick and mortar retail. To expand retail will take additional working capital so we will have audited financials that will allow us to use Reg CF to raise $5 million to fund the next expansion. The $5 million Reg CF would begin at 18 months to insure we can keep inventories up for rapid growth.

Indebtedness

- Creditor: Kevin Klock
  Amount Owed: $140,603.00
  Interest Rate: 6.0%
  This note's terms were updated per Note (10) Subsequent Events. These notes were changed from a Demand Note Payable and thus a Current Liability to a Defined Income larget note as explained as a Subsequent Event. This note will be long term as the payment terms are defined as a period in time in which the company has met a "Defined Income Target" the exceeds $200,000 for two consecutive calendar quarters.

- Creditor: Various Shareholders
  Amount Owed: $52,696.00
  Interest Rate: 4.49%
  Maturity Date: May 22, 2028
  This note which is derived from various amounts from shareholders of thecompany at 12/31/23 none of which are board members nor officers of the company. This note is explained in Note (1) Subsequent Events to the Financial Statements dated 12/31/23. The Note was shown as a Long Term note and was changed as noted in Note (10) to the Financial Statements both in terms of the due date which was to be May 22, 2025 is now extended to the fifth anniversary of the original note. Interest rate was decreased from 6% to 4.49%.

- Creditor: Kevin Klock
  Amount Owed: $116,167.00
  Interest Rate: 6.0%
  As of April 1, 2024 the Company has entered into a funding line of credit with Kevin Klock, CEO and shareholder of 4 Guys Beverage Co. The terms of this note is to be treated as Line of Credit not to exceed $200,000. This Line of Credit is to be repaid from proceeds of the current Reg CF Offering. The interest rate is set at 6% per annum and the credit line is unsecured.

Related Party Transactions

- Name of Person: Kevin Klock
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Principal Amount: $118,322 with accrued interest as of 11/4/24 of $22,281.
  Material Terms: This note's terms were updated per Note (10) Subsequent Events. These notes were changed from a Demand Note Payable and thus a Current Liability to a Defined Income Target note as explained as a Subsequent Event. This note will be long term as the payment terms are defined as a period in time in which the company has met a "Income Target" the exceeds $200,000 for two consecutive calendar quarters.

- Name of Person: Various Shareholders
  Relationship to Company: Shareholders
  Nature / amount of interest in the transaction: Principal Amount of $48,929 with an accrued interest as of 11/4/24 of $3,767.
  Material Terms: This note which is derived from various amounts from shareholders of the company at 12/31/23 none of which are board members nor officers of the company. This note is explained in Note (10) Subsequent Events to the Financial Statements dated 12/31/23. The Note was shown as a Long Term note and was changed as noted in Note (10) to the Financial Statements both in terms of the due date which was to be May 22, 2025 is now extended to the fifth anniversary of the original note, which was dated May 22, 2023, will now be due on May 22, 2028. Interest rate was decreased from 6% to 4.49%.

- Name of Person: Kevin Klock
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Principal Amount Drawn as of 11/4/24: $114,906 with an accrued interest as of 11/4/24 of $1,261.
  Material Terms: As of April 1, 2024 the Company has entered into a funding line of credit with Kevin Klock, CEO and shareholder of 4 Guys Beverage Co. The terms of this note is to be treated as Line of Credit not to exceed $200,000. This Line of Credit is to be repaid from proceeds of the current Reg CF Offering. The interest rate is set at 6% per annum and the credit line is unsecured.

- Name of Entity: Wheeler Consulting
  Names of 20% owners: Roland "Sandy" Wheeler
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: As of 1/1/24 the company will contract with Wheeler Consulting for Accounting Expertise and guidance. The amount to date is $28,000. Roland "Sandy" Wheeler owns 13% of the Company's Common Stock and is the Chairman of the Board and a Board Member and Officer of 4 Guys Beverage Company.
  Material Terms: The Company may compensate Wheeler Consulting from time to time throughout the year ending 12/31/24. This amount has been paid by the company to Wheeler Consulting as of 11/4/24.

Valuation

Pre-Money Valuation: $4,642,857.05

Valuation Details:

Our pre-money is based on the unique beverages we are producing that most likely will reach into a market most beverages don't consider, the 133 million person pre-daibetic and diabetic marketplace and in addition our beverages should touch all who consider themselves wanting a healthy lifestyle . This type of approach and information about our beverages most likely will position us to be a desired product for distributors such as Rain Forest and retailers such as Vitamin Shoppe and GNC to pursue and desire a relationship to sell our products. Their "customers" are our "customers". Also our "testing" processes, although limited in scope, produced the type of information that allows for a far more rapid response while reducing market risk exposure. Our team brings talent that is extremely difficult to reproduce in any startup phase company.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.98 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  12.0%
  StartEngine Service Fees

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's Orange Toucan in preparation for growth that will come as a result of a more robust marketing campaign.

- Company Employment
  29.0%
  We will use 29% of the funds for key personnel for daily operations, including the following roles: Administrative and sales. With focus on B2C the company would not see significant hiring until it started to head to brick and mortar retail in a significant way which would be after the next round of funding.

- Working Capital
  26.5%
  We will use 26.5 % of the funds for working capital to cover expenses for the initial launch as well as ongoing day-to-day operations of the Company supporting the gap from Accounts Payable for Production to Accounts Receivable.

- Debt Repayment
  7.0%
  Debt Repayment

If we raise the over allotment amount of $1,234,999.35, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Marketing
  33.8%
  We will use 33.8% of the funds raised for market and customer research, production of point of sale material and digital campaigns.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's Orange Toucan in preparation for growth that will come as a result of a more robust marketing campaign.

- Company Employment
  16.7%
  We will use 16.7% of the funds for key personnel for daily operations, including the following roles: Administrative and sales. With focus on B2C the company would not see significant hiring until it started to head to brick and mortar retail in a significant way which would be after the next round of funding.

- Working Capital
  26.5%
  We will use 26.5 % of the funds for working capital to cover expenses for the initial launch as well as ongoing day-to-day operations of the Company supporting the gap from Accounts Payable for Production to Accounts Receivable.

- StartEngine Reg CF Campaign Marketing
  7.5%
  We will use 7.5% of the funds to market the crowdfunding campaign.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://orangetoucan.com (www.orangetoucan.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/orangetoucan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR 4 Guys Beverage Company

[See attached]

4 GUYS BEVERAGE CO.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT 1

FINANCIAL STATEMENTS:

    Balance Sheets 2

    Statements of Operations 3

    Statements of Changes in Stockholders' Equity 4

    Statements of Cash Flows 5

    Notes to Financial Statements 6



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
4 Guys Beverage Co.
Wenatchee, Washington

We have reviewed the accompanying financial statements of 4 Guys Beverage Co. (the "Company"), which comprises the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, statements of stockholders' equity, and cash flows for the year ending December 31, 2023, and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

September 2, 2024
Los Angeles, California

4 GUYS BEVERAGE CO.

BALANCE SHEETS

(UNAUDITED)

As of December 31,	**2023**	**2022**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 20,490	$ 1,469
Accounts Receivable, net	1,190	-
Inventory	46,456	34,903
Total Current Assets	**68,136**	**36,372**
Total Assets	**$ 68,136**	**$ 36,372**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 14,363	$ -
Current Portion of Loans and Notes	118,322	98,405
Deferred Revenue	1,190	-
Other Current Liabilities	23,845	12,398
Total Current Liabilities	**157,720**	**110,803**
Loans and Promissory Notes, net of current portion	48,929	-
Convertible note, net of current portion	25,000	25,000
Total Liabilities	**231,649**	**135,803**
STOCKHOLDERS' EQUITY		
Common Stock	3,071	2,000
Preferred Stock	-	-
Accumulated Deficit	(166,584)	(101,431)
Total Stockholders' Equity	**(163,513)**	**(99,431)**
Total Liabilities and Stockholders' Equity	**$ 68,136**	**$ 36,372**

See accompanying notes to financial statements.

4 GUYS BEVERAGE CO.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For the Year Ended December 31,	**2023**	**2022**
(USD $ in Dollars)		
Net Revenue	$ 90,893	$ 47,361
Cost of Goods Sold	35,850	31,711
Gross (Loss)/ Profit	**55,043**	**15,650**
Operating Expenses		
General and Administrative	34,548	15,794
Selling and Marketing	75,900	33,000
Total Operating Expenses	**110,448**	**48,794**
Net Operating Loss	**(55,405)**	**(33,144)**
Interest Expense	9,748	6,405
Other Loss/(Income)	-	-
Loss Before Provision for Income Taxes	**(65,153)**	**(39,549)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (65,153)**	**$ (39,549)**

See accompanying notes to financial statements.

4 GUYS BEVERAGE CO.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(USD $ in Dollars)	Common Stock		Preferred Stock		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
Balance—December 31, 2021	20,000,000	$ 2,000	-	$ -	$ (61,882)	$ (59,882)
Net Loss					(39,549)	(39,549)
Balance—December 31, 2022	20,000,000	$ 2,000	-	$ -	$ (101,431)	$ (99,431)
Issuance of Stock	10,714,285	1,071				1,071
Net Loss					(65,153)	(65,153)
Balance—December 31, 2023	30,714,285	$ 3,071	-	$ -	$ (166,584)	$ (163,513)

See accompanying notes to financial statements.

4 GUYS BEVERAGE CO.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(65,153)	$	(39,549)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities				
Changes in Operating Assets and Liabilities:				
Accounts Receivable, net		(1,190)		-
Inventory		(11,553)		(34,903)
Accounts Payable		14,363		(5,000)
Deferred Revenue		1,190		
Other Current Liabilities		11,447		8,429
Net Cash Used In Operating Activities		**(50,896)**		**(71,023)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Used in Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		1,071		-
Borrowing on Promissory Notes and Loans		68,846		39,754
Borrowing on Convertible Notes		-		25,000
Net Cash Provided by Financing Activities		**69,917**		**64,754**
Change in Cash & Cash Equivalents		**19,021**		**(6,269)**
Cash & Cash Equivalents —Beginning of The Year		1,469		7,738
Cash & Cash Equivalents—End of The Year	$	**20,490**	$	**1,469**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-

See accompanying notes to financial statement

4 GUYS BEVERAGE CO.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

1. NATURE OF OPERATION

4 Guys Beverage Co. was incorporated on April 9, 2020, in the state of Washington. The financial statements of 4 Guys Beverage Co. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wenatchee, Washington.

4Guys Beverage Co. is an innovative beverage company based in Wenatchee, Washington, specializing in producing a unique range of craft beverages. The company is committed to using high-quality, natural ingredients to create distinctive flavors that cater to a growing market of health-conscious and discerning consumers. The Company's product includes 4 flavors of beverages: Melon, Lemon, Dragon Fruit and King. The company is using wholesale to grocery stores through a DSD (distributor) model, direct to the customer (D2C) model.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents did not exceed FDIC-insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB, introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit losses was required

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a FIFO (first-in-first-out) method.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five-step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- Store/distribution mode: Revenue is recognized when invoicing the distributor, and inventory leaves the base warehouse
- Direct to the customer (D2C) model: Revenue is recognized when the product is shipped from fulfilment.

Cost of Sales

The Cost of sales includes the cost of retail products and freight costs.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $28,000 and $33,000, which are included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 2, 2024, the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2023	2022
Accrued Interest	$ 20,121	$ 10,373
Accrued Liabilities	369	-
Accrued Royalty	3,355	2,025
Total Other Current Liabilities	$ 23,845	$ 12,398

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Finished Goods	$ 46,456	$ 34,903
Total Inventory	$ 46,456	$ 34,903

5.   DEBT

Promissory Note

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

					As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Various Lenders	$ 48,929	6.00%	22/05/2023	22/05/2025	$ -	$ 48,929	$ 48,929	$ -	$ -	$ -
Promissory Note -Kevin Klock	3,000	6.00%	16/05/2023	On Demand	3,000	-	3,000	-	-	-
Promissory Note -Kevin Klock	11,917	6.00%	27/03/2023	On Demand	11,917	-	11,917	-	-	-
Promissory Note -Kevin Klock	5,000	6.00%	01/03/2023	On Demand	5,000	-	5,000	-	-	-
Promissory Note -Kevin Klock	22,754	6.00%	05/04/2022	On demand	22,754	-	22,754	22,754	-	22,754
Promissory Note -Kevin Klock	17,000	6.00%	10/01/2022	On demand	17,000	-	17,000	17,000	-	17,000
Promissory Note -Kevin Klock	5,000	6.00%	30/12/2022	On demand	5,000	-	5,000	5,000	-	5,000
Promissory Note -Kevin Klock	5,000	6.00%	15/10/2021	On demand	5,000	-	5,000	5,000	-	5,000
Promissory Note -Kevin Klock	5,000	6.00%	26/04/2021	On demand	5,000	-	5,000	5,000	-	5,000
Promissory Note -Kevin Klock	7,500	6.00%	05/02/2021	On demand	7,500	-	7,500	7,500	-	7,500
Promissory Note -Kevin Klock	1,750	6.00%	17/03/2020	On demand	1,750	-	1,750	1,750	-	1,750
Promissory Note -Kevin Klock	6,396	6.00%	22/04/2020	On demand	6,396	-	6,396	6,396	-	6,396
Promissory Note -Kevin Klock	250	6.00%	23/04/2020	On demand	250	-	250	250	-	250
Promissory Note -Kevin Klock	15,000	6.00%	22/06/2020	On demand	15,000	-	15,000	15,000	-	15,000
Promissory Note -Kevin Klock	11,000	6.00%	10/08/2020	On demand	11,000	-	11,000	11,000	-	11,000
Promissory Note -Kevin Klock	1,755	6.00%	01/11/2020	On demand	1,755	-	1,755	1,755	-	1,755
TOTAL					$ 118,322	$ 48,929	$ 167,251	$ 98,405	$ -	$ 98,405

The summary of the future maturities is as follows:

As of December 31,	2023
2024	$ 118,322
2025	48,929
2026	-
2027	-
2028	-
Thereafter	-
Total	**$ 167,251**

Convertible Note

The Company has issued a convertible loan note, whose details are as follows:

				As of December 2023			As of December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
2022 Convertible Note	$ 25,000	6.00%	06/02/2022	$ -	$ 25,000	$ 25,000	$ -	$ 25,000	$ 25,000
Total				$ -	$ 25,000	$ 25,000	$ -	$ 25,000	$ 25,000

The outstanding principal balance of the note and all accrued interest are due and payable on the earliest of the following (''Maturity date): (a) the closing date of the sale of all or substantially all of the Company's assets or (b) the closing date of any merger or consolidation of or with Company if Company is not the surviving entity or in which Company's security holders, immediately prior to such merger or consolidation, do not own more than fifty percent of the outstanding voting securities of the surviving corporation. This note shall be converted into common or preferred stock immediately upon closing or consummation of the first round of financings by the Company within three years after the date of this Note in which the Company sells common or preferred stock at a fixed pre-money valuation (the "Financing") for cash, property or binding promissory note of note less than $1,000,000 (gross). The Maximum Pre-money Cap rate will be no greater than $5,000,000 (pre-money).

6.   EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock with no par value. As of December 31, 2023, and 2022, 30,714,285 and 20,000,000 shares of common stock, respectively, have been issued and were outstanding.

The holders of shares of common stock shall be entitled to receive dividends out of funds of the Corporation legally available. The holders of shares of Common Stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors of the Corporation and the right to vote on all other matters except in some special cases.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock with no par value. The preferred stockholders rank above the common stockholders in the event of liquidation. As of December 31, 2023, and 2022, none of the shares have been issued and are outstanding.

The specific terms of preferred stock will be determined by the board once the Preferred Stock Offering is finalized.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For the Year Ended December 31,	2023	2022
Net Operating Loss	$ (18,881)	$ (11,740)
Valuation Allowance	18,881	11,740
Net Provision For Income Tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022, are as follows:

As of December 31,	2023	2022
Net Operating Loss	$ (43,234)	$ (24,353)
Valuation Allowance	43,234	24,353
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2023, and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had a federal cumulative net operating loss ("NOL") carryforwards of $147,809. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, and December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTY TRANSACTIONS

In the past period, the Company entered into 15 demand notes with Kevin Klock, one of the shareholders of the company, in the aggregate amount of $118,322. The notes bear interest rates of 6% per annum, and the entire principal and accrued interest shall be fully and immediately payable upon demand of the lender. As of December 31, 2023, and December 31, 2022, the outstanding balance of the notes are $118,322 and 98,405, respectively, and the entire amount is classified under current liabilities.

10.   SUBSEQUENT EVENTS

On July 31, 2024, the Company entered into an amendment to demand notes totaling $118,322 with Kevin Klock, a lender. Under the agreement, the lender may only demand payment of the amounts due from the Company on any or all of the notes once the Company has met the defined Income Target. No payments will be due or payable until the Income Target is achieved. The Income Target is considered met when the Company's revenue, after deducting all expenses—including, but not limited to, interest, wages, salaries, cost of goods, depreciation, and taxes—exceeds $200,000 for two consecutive calendar quarters, and the Company's Board of Directors confirms that the Company's liquidity as a going concern is satisfactory. As a result, while the liability is classified as current as of the balance sheet date, the Company expects to repay the amount over a longer period, based on the new terms.

On July 31, 2024, the Company amended promissory notes totaling $48,929 with various lenders. The outstanding principal will accrue interest at a revised rate of 4.49% per annum, down from the previous rate of 6%, compounded annually. Principal and interest are now due on the fifth anniversary of the Note, rather than the current due date of May 22, 2025.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $55,405, an operating cash flow loss of $50,896 and liquid assets in cash of $20,490, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF ORANGE TOUCAN

From Farm Tou'can, Sip the Tree of Life Today

At Orange Toucan, we offer one of the few Moringa-based functional beverages available on the market. Our mission is to enhance health journeys with our plant-based drinks. Last year, we achieved a 61% margin through retail and wholesale sales, and a 61% margin through direct-to-consumer (D2C) sales.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



$0 Raised

OVERVIEW	ABOUT	TERMS	DISCUSSION	INVESTING FAQS

REASONS TO INVEST

✓ MARKET & PRODUCT DIFFERENTIATOR: Orange Toucan targets 133M people affected by diabetes per the ADA, offering a health-focused beverage appealing to all seeking better choices, in a market larger than Matcha ($3.4B).

Get Equity
$0.13 Per Share

RAISED ⓘ	INVESTORS
$0	---
MIN INVEST ⓘ	VALUATION
$249.73	$4.64M

STRONG LEADERSHIP: Our experienced team in consumer goods, beverage distribution, & marketing drives Orange Toucan forward, leveraging decades of expertise to stay ahead of market trends & meet consumer preferences.

SOLID TESTING FOR PRODUCT GROWTH STRATEGY: Our growth approach is based on testing, analysis, & expansion, guiding strategies that target markets with paths to growth & profitability.

TEAM



Kevin Klock • Chief Executive Officer, Founder, and Director

A former EY - Entrepreneur of the Year Regional Award Winner, Kevin has had a history of turning businesses around and leading them to growth and profitability.

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Roland Eugene Wheeler, Jr. • Chief Financial Officer, Chief Marketing Officer, and Chairman of the Board

I am a Vietnam Vet having served in Vietnam from September of 1968 to April of 1970. I served in I Corp with a Top Secret Clearance. I became a CPA with Peat, Marwick in 1974. In 1985 I started a company that created, produced, and marketed the exercise equipment line Bowflex. We went on to eventually purchase Nautilus, Schwinn Fitness, and Stairmaster. I retired from the board of Bowflex (Nautilus Group) in 2002. During my time at Bowflex we achieved a market cap that exceeded One Billion and through its equipment line, we help millions of people become more fit to live productive lives. I went on to help various companies build their dreams and visions. Among those companies that I helped start was 4 Guys Beverage Co. This beverage, I believe will play a major role in the lives of the diabetic and pre-diabetic communities which the American Diabetes Association states involves about 133 million people.

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Ronald Richard Fournier • Director, Sales/Distribution

I have been in the beverage business since 1982 and have been on the distribution side of the business beginning with Founding Queen City Beverage and selling to Great



State Beverage in 1988. I spent my entire career with Great State Beverage. Retiring in 2021 and continuing on the supplier/brand side as one of the founders of Orange Toucan. I am married with 3 adult children and 5 grandchildren. I reside in Epsom NH.
I have served on numerous BOD's and advisory committees including,
NH the Beautiful (recycling), Director

NH Retail Grocery Association, Director

Talking Rain Co. Advisor

VPX Pharmaceuticals, Advisor

Snapple/Dr. Pepper, Advisor

Sobe Beverage, Advisor

Northeast Independent Distributors Association (NIDA), Founder

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THE PITCH

Moringa-infused Beverages – Possibly Nature's Best



MORINGA
THE MIRACLE TREE

Dubbed the 'Tree of Life,' Moringa is a nutritional powerhouse that's fast-growing and easy to cultivate. It's revered worldwide for its comprehensive health benefits and vital role as a food source in developing countries.



WHERE DOES THE
MORINGA
GROW?

Originally native to northern India, the Moringa tree now flourishes across the tropical and subtropical belts of Asia, Africa, and Latin America. Thriving even in challenging conditions, Moringa seeds and cuttings sprout rapidly, reaching full bloom within just eight months, even in less fertile soils.



ARGUABLY
THE MOST POWERFUL
MEDICINAL PLANT

Moringa, a nutritional powerhouse, packs over 90 vital nutrients, including a full spectrum of vitamins and essential minerals like calcium and iron. It's also rich in 18 amino acids and beneficial omegas, solidifying its status as a superfood that supports diverse health benefits.

Founded by Rob Snel to potentially address the side effects of his battle with cancer, Orange Toucan combines the potent benefits of Moringa *(just Google it!)* with the specificity and quality of carefully selected fruits. Though Rob lost his battle with cancer, his vision for a healthy beverage lives on in every can, and dynamically so in the life of a Vietnam vet.

In a market flooded with sugary drinks and synthetic supplements, consumers are continually seeking authentic, wholesome beverage options that support a healthy lifestyle without compromising on taste or convenience. Current offerings are often laden with additives and sugars or lack substantial nutritional benefits, leaving health-conscious consumers wanting... but hopefully not for long with Moringa-infused beverages from Orange Toucan.

OUR SOLUTION

Crafted for Performance, Powered by Nature


ORANGE TOUCAN
PLANT BASED DRINKS
MELON
MORINGA

MELON

Watermelon juice, flesh & rind, water, ginger, lime and turmeric juice, monkfruit extract and moringa

Savor the zest of watermelon fused with ginger, lime, and a hint of turmeric. Pure refreshment in every sip!

KING

Coconut water, water, ginger, durian and turmeric juice, monkfruit extract and moringa

Tropical coconut water meets the exotic flair of durian, enhanced with a ginger-turmeric twist. A royal treat!


ORANGE TOUCAN
PLANT BASED DRINKS
KING
MORINGA


ORANGE TOUCAN
PLANT BASED DRINKS
LEMON
MORINGA
INFUSED

LEMON

Water, mango, ginger, lime, lemon and turmeric juice, monkfruit extract and moringa

A vibrant blend of mango, lemon, and lime juices, sparked by ginger and turmeric. Brighten your day with every can!

DRAGON

Water, dragon fruit, ginger, mangosteen, limeand turmeric juice, monkfruit extract and moringa

Dive into the bold flavors of dragon fruit


ORANGE TOUCAN
PLANT BASED DRINKS
DRAGON



Orange Toucan rises to the challenge with our flagship Moringa-based beverage, uniquely crafted to meet the health needs of today's consumers. At the heart of our mission is not just a business, but a personal commitment fueled by the experiences of our co-founder, Sandy Wheeler. Known for his role in founding Bowflex, Sandy's journey into health innovation took a personal turn when he developed diabetes, a condition caused by his exposure to Agent Orange during his time in Vietnam.

Driven by a desire to manage his condition naturally, Sandy discovered the powerful benefits of Moringa. Regular consumption of our beverages enriched with this 'miracle tree' led to a **significant reduction in his A1C levels and a decrease of 6mls of his Lantus insulin shot each day**. Sandy's transformative health experience created a special focus for Orange Toucan, aiming to deliver similar benefits to millions dealing with diabetes.

Formulated for Health, Backed by Science and Experience

With a unique combination of 500mg of Morgina, plus ginger and turmeric, our beverages deliver nutritional value and health benefits. This ensures every sip delivers vitamins, minerals, and antioxidants without any additives or dyes. With over 133 million pre-diabetics and diabetics in the U.S. alone, many of whom are seeking natural ways to help manage their conditions amidst rising obesity rates, Orange Toucan represents a promising addition to a market precisely defined by the American Diabetes Association, providing a supportive, natural option for those managing diabetes alongside traditional medical treatments. We offer a genuine opportunity to improve health outcomes, making Orange Toucan a valuable addition to any health-conscious consumer's routine.

By positioning its beverages at the intersection of daily refreshment and proactive health management, Orange Toucan not only answers the market's demand for wholesome drink options but appears to provide a tangible, beneficial impact on consumers' health. This was Rob Snel's vision and hopefully will live on in the lives of millions of potential consumers as Moringa Infused Orange Toucan's brand and reputation grow.



THE MARKET & OUR TRACTION

Growth Fueled by Green

The functional and plant-based beverage market is not just growing; it's thriving, with the global plant-based beverages market valued at $26.8 billion in 2022 and projected to grow to $71.83 billion by 2030, at a CAGR of 13.1%.[1] We believe Orange Toucan is strategically positioned to capitalize on this surge, offering the only Moringa-based drink in a market increasingly driven by consumers seeking natural, health-enhancing products.

Promising Market Traction

We believe Orange Toucan has demonstrated market potential through successful retail tests and strategic direct-to-consumer (DTC) sales efforts. Our DTC operations have shown especially compelling growth, with gross sales escalating from testing levels throughout 2024. We aim to grow our sales through the effectiveness of marketing directly to consumers through social media and a strong online presence. This expansion is bolstered by customer loyalty, with 29% of our customers being repeat buyers. Additionally, since launching our subscription offering in March, 30% of all new customers have subscribed to monthly or weekly shipments, enhancing the predictability and stability of our revenue streams.

In 2023 testing, we achieved a promising ROAS (Revenue to Ad Spend) of up to 5:1 as our disciplined DTC testing evolved, maintaining a 61% gross margin. The subscription offering, tested in March 2024, has proven effective, with 30% of new customers opting for recurring shipments, reinforcing our targeted market approach. Leveraging social media to generate sales growth has allowed Orange Toucan to build brand awareness while generating revenue, much like Bowflex did when it grew from limited recognition to becoming a top brand. Our direct market continues to deliver a strong gross margin near 61%.

Past performance does not guarantee future results. Profit margins and sales figures are subject to market conditions and may not be indicative of future financial outcomes



Retail Growth

By the end of 2023, Ron Fournier, a 40-year veteran of the distribution industry, successfully expanded Orange Toucan's retail distribution into four northeastern states—Massachusetts, Rhode Island, Maine, and New Hampshire. We are now poised to extend our reach into Vermont and New York, targeting a significant health-conscious market known for its "early adopters." As we gain exposure to the potential health benefits for pre-diabetics and diabetics (133 million people, including some of the CDC's estimated 100 million obese Americans), our retail distribution will need to include the "natural channels" of distribution. Our strategic retail testing and adaptation to these emerging health benefits have sharpened our focus on securing partnerships with top-tier distributors like Rainforest, one of the largest plant-based distributors in the U.S. This expansion is supported by a solid retail gross margin of 61% and an impressive direct-to-consumer (DTC) gross margin of 61%, underscoring the efficiency of our sales strategy and the premium quality of our products.

As we continue to strengthen our DTC efforts, our strategic approach is focused on leveraging our strong consumer base and proven market appeal in key markets such as Vermont and New York. Our growth strategy includes developing strategic partnerships with major retailers like GNC (2,336 stores), The Vitamin Shoppe (696 stores), and Whole Foods (517 stores). Additionally, establishing a relationship with a "natural channel" distributor such as Rainforest is among our targeted distributor contacts. These efforts aim to expand our current retail platform, which already includes 90 grocery stores.

Financial Approach

Our determined push into the identified markets is supported by our testing processes, escalating sales, delivering a real market differentiator (pre-diabetic and diabetic market) beverage, and the proper capital needed to further drive financial success to the next expansion level. The targeted entry into key markets like New York, coupled with an expanding D2C strategy, will help enhance our market presence in the coming years.


Expanding Reach with 61% Profit Margins
Currently distributing in Massachusetts, Rhode Island, Maine, and New Hampshire—with additional expansion in Vermont and New York.
CURRENT
PENDING

**Past performance does not guarantee future results. Profit margins and sales figures are subject to market conditions and may not be indicative of future financial outcomes*

WHY INVEST

Your Investment in Health



Fueling Growth and Innovation with $1M Investment

Raising $1m to fund growth into New York, expand into new markets and for significant D2C push

$265,000 — WORKING CAPITAL

$100,000 — PRODUCT PRODUCTION

$1,000,000 — 2024

$222,000 — G&A

$413,000 — MARKETING & SALES

Investing in Orange Toucan represents more than just backing a product—it's about supporting a lifestyle and embracing a commitment to improved health through natural sources. Our strong leadership team brings a successful track record: 1) a distribution veteran with 41 years of experience in identifying winning products; 2) a CEO who led an emerging beverage brand from $6 million to over $350 million in gross revenues; and 3) a direct marketing entrepreneur who designed a sales strategy that helped Bowflex grow from zero sales on day one to achieving a market cap exceeding $1.3 billion and annual sales of over $500 million in gross revenue.

While our leadership team has previous success in other ventures, this does not guarantee similar outcomes for Orange Toucan.

As we continue to expand our reach and enhance our product offerings, your investment will fuel innovation and help broaden access to healthful nutrition globally. You will become a vital and valued member of our team, joining a group that has demonstrated the substantial potential of the DTC marketplace.

ABOUT

HEADQUARTERS

2013 Maple Street
Wenatchee, WA 98801

WEBSITE

View Site ⧉

At Orange Toucan, we offer one of the few Moringa-based functional beverages available on the market. Our mission is to enhance health journeys with our plant-based drinks. Last year, we achieved a 61% margin through retail and wholesale sales, and a 61% margin through direct-to-consumer (D2C) sales.

TERMS

Orange Toucan

Overview

PRICE PER SHARE
$0.13

VALUATION
$4.64M

DEADLINE ⓘ
Nov. 14, 2024 at 2:06 AM UTC

FUNDING GOAL ⓘ
$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$249.73

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.35

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
953,846

MAX NUMBER OF SHARES OFFERED
9,499,995

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$68,136	$36,372
Cash & Cash Equivalents	$20,490	$1,469
Accounts Receivable	$1,190	$0
Short-Term Debt	$157,720	$110,803
Long-Term Debt	$73,929	$25,000
Revenue & Sales	$90,893	$47,361
Costs of Goods Sold	$35,850	$31,711
Taxes Paid	$0	$0
Net Income	-$65,153	-$39,549

Risks ⌃

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based Perks

Early Bird Bronze - Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Bird Silver - Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Bird Gold - Invest $5,000+ within the first two weeks and receive 15% bonus shares.

Early Bird Double Gold - Invest $10,000+ within the first two weeks and receive 20% bonus shares.

Early Bird Platinum - Invest $25,000+ within the first two weeks and receive 25% bonus shares.

Mid-Campaign Perks

Mid-campaign Perk 1 — Invest $1000 between days 35-40 and receive 10% bonus shares.

Mid-campaign Perk 2 — Invest $1000 between days 60-65 and receive 10% bonus shares.

Amount-Based Perks

Tier 1: Invest $250 and receive a Limited Edition Founder's Hat and Owner's Certificate.

Tier 2: Invest $500 and receive a Limited Edition Founder's Hat, Owner's Certificate and 10% off code for all online orders from Orange Toucan website for a year!

Tier 3: Invest $1,000 and receive a Limited Edition Founder's Hat, Owner's Certificate and 15% off code for all online orders from Orange Toucan website for a year!

Tier 4: Invest $2,000 and receive a Limited Edition Founder's Hat, Owner's Certificate and 15% off code for all online orders from Orange Toucan website for a year!

Tier 5: Invest $10,000 and receive a Limited Edition Founder's Hat, Owner's Certificate and 25% off code for all online orders from Orange Toucan website for a year!

Tier 6: Invest $30,000 and receive a Limited Edition Founder's Hat, Owner's Certificate, 30% off code for all online orders from Orange Toucan website for life and Tandem Jump with Special Ops Navy SEAL.

Tier 7: Invest $60,000 and receive a Limited Edition Founder's Hat, Owner's Certificate, 30% off code for all online orders from Orange Toucan website for life, Dinner with Founders and Tandem Jump with Special Ops Navy SEAL.

The 10% StartEngine Venture Club Bonus

4 Guys Beverage Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.13 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $13.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus[,]/[[and] the Loyalty Bonus[,]/[and the Audience Bonus]] in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

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FAQS

How much can I invest? ⌃

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares? ⌃

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-

accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

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Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: Introducing, Orange Toucan. The only moringa-based beverage on the market. What's Moringa? Google it! And you'll discover an often overlooked plant that packs a whole lot of nutrition... And with 500 milligrams of moringa in each can, plus the added benefits of turmeric and ginger, Orange Toucan is an investment opportunity with some serious potential.

How much potential?

Today's functional beverage market isn't just growing, it's thriving.

The plant based market alone was valued at $26.8 billion in 2022, and is projected to hit $71.8 billion by 2030. That's a compound annual growth rate of 13.1%.

Take matcha, for example. This fairly new market did $3.8 billion alone in 2023.

It's clear more and more people are ditching beverages like soda and reaching for something healthier.

NEED CLARITY HERE (what to keep/cut):

But that's where things get a little interesting.

America's obesity rates are also rapidly growing. Over 30% of American adults are obese. And by 2050, it's projected to be over 40%. At the same time, the diabetes epidemic currently effects over 133 million Americans (CREDIT SOURCE ON SCREEN: The American Diabetes Association)

While the causes of obesity and diabetes are complex, the truth is many of those functional beverages aren't really helping. In fact, some are actually contributing. With loads of sugar and harmful additives.

That's when these 3 guys were introduced to Orange Toucan by this guy (ARROWS ON IN PIC)... and saw an opportunity to bring to market a truly functional beverage that actually delivers the nutrition consumers want.

But let's back up... to how this all began.

Sandy/Ron - Rob came to us with a product demo... and the main ingredient was called moringa...

Ron: Once I tried the product and listened to the story, I was totally convinced that we now had our hands on the next big brand.

Sandy: In analyzing moringa especially. And then, of course, the added benefit of tumeric and ginger, which were already known, we felt that had the attributes to really make a difference in people's lives.

Ron: Other products had traces of functionality with vitamins and so forth, whereas the moringa makes it a truly, truly functional beverage.

VO: Orange Toucan had their attention. For Sandy, it was deeply personal.

Sandy: I had diabetes from Agent Orange in Vietnam and I decided I really needed to try this beverage to see if it wouldn't help me to deal with my diabetes.

I was consuming about a can a day for two years. I had a lot more energy... and I was able to interact with my grandchildren in just a phenomenal way.

So I went to the doctor in November of 2023 and was, I guess, the word would be elated, that my A1 C was dropping and we end up decreasing my insulin by six mils.

In the whole plant based world, I think there is a real opportunity for a product like ours that's moringa infused.

Ron: Drinks out there do contain tumeric, ginger matcha, but none carry the infusion of of moringa.

Sandy: You know, when I heard about matcha, I instantly looked it up and compared it to moringa. Moringa outperforms it when you read nutritional evaluations

That is truly exciting when you realize you have a product that potentially could

outperform a real mover and shaker in what matcha has done.

VO: So now you know the heartbeat behind Orange Toucan. Also behind it is a team with a

whole lot of experience.

Sandy: You know, like in running any business, your team is really, really important,

And Ron has 41 years in the beverage distribution business of picking winners and

losers. (RON PRODUCT PIC)

And Kevin took a beverage company from 6 million to over 350 million in gross revenue while he was the CEO. (KEVIN PRODUCT PIC)

Years ago I did Bowflex. (SHOW COMMERCIAL) We were able to take it literally from a pure start up zero sales to $1.5 billion in market cap value, and our gross sales were $550 million with a one product company.

VO: Yep. This is the team who believes that Orange Toucan is the next major

functional beverage. And they have a plan.

Ron: Currently we're in distribution in New Hampshire, Maine, Massachusetts and Connecticut.

That is by design. We want to keep a very, very small segment so we could test the

product out… make sure if we make any mistakes, we can change for a very quickly.

And then we do the direct to the consumer. We have a fulfillment center in Nashua, New Hampshire that we shipped throughout the country.

Orange Toucan can is realizing an average of 61% margins

across the board.

Currently, we're in the process of raising $1 million. This will help fund our expansion of distribution nationally and abroad.

VO: Orange Toucan, the one of-a-kind moringa-based beverage that delivers on its promises. Invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



UNITED STATES OF AMERICA

The State of Washington

Secretary of State

I, KIM WYMAN, Secretary of State of the State of Washington and custodian of its seal, hereby issue this

ARTICLES OF INCORPORATION

to

4 GUYS BEVERAGE CO.

A **WA PROFIT CORPORATION**, effective on the date indicated below.

Effective Date: 04/09/2020
UBI Number: 604 603 455



Given under my hand and the Seal of the State
of Washington at Olympia, the State Capital

Kim Wyman, Secretary of State

Date Issued: 04/09/2020

FILED

Secretary of State
State of Washington
Date Filed: 04/09/2020
Effective Date: 04/09/2020
UBI No: 604 603 455

ARTICLES OF INCORPORATION

OF

4 GUYS BEVERAGE CO.

Pursuant to RCW 23B.02.020 of the Washington Business Corporation Act, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

ARTICLE I
NAME

The name of this corporation is 4 Guys Beverage Co. (the "Corporation").

ARTICLE II
CAPITAL STOCK

A.   Authorized Capital. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The aggregate number of shares that the Corporation is authorized to issue is One Hundred and Ten Million (110,000,000) shares, One Hundred Million (100,000,000) shares of which shall be Common Stock (the "Common stock") and Ten Million (10,000,000) shares of which shall be Preferred Stock (the "Preferred Stock").

B.   Common Stock. The holders of shares of the Common Stock shall be entitled to receive dividends out of funds of the Corporation legally available therefor, at the rate and the time or times as may be provided by the Board of Directors and shall be entitled to receive distributions legally payable to shareholders on the liquidation of the Corporation. The holders of shares of Common Stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors of the Corporation and the right to vote on all other matters, except where a separate class or series of the Corporation's shareholders vote by class or series.

C.   Authority to Designate Series Preferred. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series, at such time or times and for such consideration or considerations as the Board of Directors may determine. Each series shall be so designated to distinguish its shares from the shares of all other series and classes. All shares of a series of Preferred Stock shall have preferences, limitations, and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the articles of amendment adopted by the Board of Directors creating the series, of those of other series of the same class. The preferences, limitations, and relative rights of any series may be subordinated to, made *pari passu* with, or made senior to any of those of any present or future class or series of Preferred Stock or Common Stock. The Board of Directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding.

Work Order #: 2020040900196908 - 1
Received Date: 04/09/2020
Amount Received: $230.00

ARTICLE III
BOARD OF DIRECTORS

The Corporation shall have at least one director, the actual number to be determined in accordance with the Bylaws.

ARTICLE IV
SHAREHOLDER ACTION WITHOUT A MEETING

Any action required or which may be taken at a meeting of shareholders of the Corporation may be taken without a meeting or a vote if, pursuant to the Bylaws, either (i) the action is taken with the prior written consent of all shareholders entitled to vote on the action; or (ii) so long as the Corporation is not a public company, the action is taken with the written consent of shareholders holding of record or otherwise entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted. To the extent the Washington Business Corporation Act requires prior notice of any such action be given to nonconsenting or nonvoting shareholders, such notice shall be made at least one business day, or such longer period as is required by the Washington Business Corporation Act, prior to the date the action becomes effective. Any such notice shall be in such form as may be required by the Washington Business Corporation Act. Any consent delivered to the Corporation pursuant to this Article shall be inserted in the minute book as if it were the minutes of a meeting of the shareholders and each consent shall be (i) in an executed record or (ii) if the Corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location or system, in an executed electronically transmitted record.

ARTICLE V
SHAREHOLDER VOTING ON SIGNIFICANT CORPORATE ACTION

Any corporate action for which the Washington Business Corporation Act, as then in effect, would otherwise require approval by either a two-thirds vote of the shareholders of the Corporation or by a two-thirds vote of one or more voting groups shall be deemed approved by the shareholders or the voting group(s) if it is approved by the affirmative vote of the holders of a majority of shares entitled to vote or, if approval by voting groups is required, by the holders of a majority of shares within each voting group entitled to vote separately. Notwithstanding this Article, effect shall be given to any other provision of these Articles that specifically requires a greater vote for approval of any particular corporate action.

ARTICLE VI
LIMITATION ON LIABILITY OF DIRECTORS

To the full extent that Washington law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for his or her conduct as a director. Any amendment to or repeal of this Article shall not adversely

2

Work Order #: 2020040900196908 - 1
Received Date: 04/09/2020
Amount Received: $230.00

affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VII
INDEMNIFICATION OF DIRECTORS

The Corporation shall indemnify its directors to the full extent permitted by the Washington Business Corporation Act now or hereafter in force. However, such indemnity shall not apply on account of:

(a)   Acts or omissions of the director finally adjudged to be intentional misconduct or a knowing violation of law;

(b)   Conduct of the director finally adjudged to be in violation of RCW 23B.08.310; or

(c)   Any transaction with respect to which it was finally adjudged that such director personally received a benefit in money, property, or services to which the director was not legally entitled.

The Corporation shall advance all reasonable expenses incurred by any such director, in advance of the proceeding to the fullest extent permitted by the Washington Business Corporation Act; provided that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking in a record by such director to repay all amounts so advanced if it shall ultimately be determined that the director is not entitled to be indemnified under this Article VII or otherwise. The Board may take such action as is necessary to carry out these indemnification and expense advancement provisions. No amendment or repeal of this Article shall apply to or have any effect on any right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

ARTICLE VIII
CORPORATE OPPORTUNITY

To the maximum extent permitted from time to time under the laws of the State of Washington, the Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to its directors, other than (i) those directors who are employees of the Corporation, and (ii) those opportunities demonstrated by the Corporation to have been presented to such directors expressly as a result of their activities as a director of the Corporation. No amendment or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any opportunities which such director becomes aware of prior to such amendment or repeal.

3

Work Order #: 2020040900196908 - 1
Received Date: 04/09/2020
Amount Received: $230.00

ARTICLE IX
REGISTERED AGENT

The name and address of the initial registered agent of the Corporation are as follows:

Fairchild Record Search Ltd.
3400 Capitol Blvd. SE
Suite 101
Tumwater, Washington 98501

ARTICLE X
INCORPORATOR

The name and address of the incorporator of this Corporation are as follows:

Roland E. Wheeler, Jr.
2013 Maple Street
Wenatchee, Washington 98801

DATED: April 8, 2020

DocuSigned by:

Sandy Wheeler

Roland E. Wheeler, Jr.
Incorporator

4

Work Order #: 2020040900196908 - 1
Received Date: 04/09/2020
Amount Received: $230.00

CONSENT TO APPOINTMENT AS REGISTERED AGENT

The undersigned hereby consents to serve as registered agent for 4 Guys Beverage Co. in the State of Washington.

DATED: April 8, 2020

Fairchild Record Search Ltd.

By: _Debbie Payne_

Debbie Payne, Agent
3400 Capitol Blvd. SE
Suite 101
Tumwater, Washington 98501

5

Work Order #: 2020040900196908 - 1
Received Date: 04/09/2020
Amount Received: $230.00